

SE 10031192 MISSION

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RECEIVED AUG 2 0 2010

SEC FILE NUMBER
8-24054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELKIRK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 310
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald R. Snyder 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BehlerMick P.S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 430	Spokane	WA	99201-0611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald R. Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



WAYNE B. HENIFIN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 30, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS


BEHLERMICK PS

Bank of America Financial Center
601 W Riverside, Suite 430
Spokane, WA 99201
United States of America

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

We have audited the accompanying statement of financial position of Selkirk Investments, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BehlerMick PS

BehlerMick PS
Spokane, Washington
August 11, 2010

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SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
JUNE 30, 2010

ASSETS		
Cash	$	137,155
Deposits with clearing broker		50,013
Employee advances		32,480
Accounts receivable - related parties		2,138
Securities commissions receivable		2,109
Total Assets	$	223,895
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	59,001
Accrued vacation		1,769
Accruals and taxes payable		11,911
Total Liabilities		72,681
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(264,326)
Total Stockholders' Equity		151,214
Total Liabilities and Stockholders' Equity	$	223,895

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2010

REVENUES		
Commissions	$	807,080
Interest		133
		807,213
EXPENSES		
Commissions		359,310
Employee compensation and benefits		154,799
Occupancy and equipment rental		68,189
Taxes		49,846
Communications		5,977
Other operating expenses		123,560
		761,681
INCOME BEFORE TAXES		45,532
FEDERAL INCOME TAXES		9,686
NET INCOME	$	35,846

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2010

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (267,272)	$ 148,268
ADD (DEDUCT):				
Net income	-	-	35,846	35,846
Payment of dividends	-	-	(32,900)	(32,900)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (264,326)	$ 151,214

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	35,846
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable		7,662
Employee advances		(4,087)
Deposit with clearing broker		3
Security commission receivable		784
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		1,460
Net cash provided by operating activities		41,668
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(32,900)
Net cash used by financing activities		(32,900)
NET INCREASE (DECREASE) IN CASH		8,768
CASH, BEGINNING OF YEAR		128,387
CASH, END OF YEAR	$	137,155
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2010

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2010, a total of $1,769 had been accrued for future compensated absences.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments
The Company follows the guidance of ASC Topic 815 *Derivatives and Hedging*. This standard establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2010, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $100 per month.

Revenue Recognition and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June 30, 2010 was $359,310 which includes all commissions paid to the Company's securities representatives.

Securities Transactions
Securities transactions are recorded on a settlement date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. See Note 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments

The Company's financial instruments as defined by Topic 820 *Fair Value Measurements and Disclosures* include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2010.

Anti-Money Laundering

The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements

In August, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-05, *Measuring Liabilities at Fair Value*. This update provides amendments to Subtopic 820-10, *Fair Value Measurements and Disclosures - Overall*, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques.

1. A valuation technique that uses:
   a. The quoted price of the identical liability when traded as an asset.
   b. Quoted prices for similar liabilities or similar liabilities when traded as assets.
2. Another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)
The amendments also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. They also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

This update is effective for interim or annual financial periods ending after September 15, 2009. Management believes the adoption of ASU 2009-6 will have no immediate impact on the financial position, results of operations, or cash flows.

In September, 2009, the Financial Accounting Standards Board issued ASU 2009-06, *Income Taxes*. This update provides additional guidance on how to apply standards for uncertainty in income taxes in three areas:

(1) If income taxes paid by the entity are attributable to the entity, the transaction should be accounted for consistent with the guidance for uncertainty in income taxes in Topic 740. If income taxes paid by the entity are attributable to the owners, the determination of attribution should be made for each jurisdiction where the entity is subject to income taxes and is determined on the basis of laws and regulations of the jurisdiction.

(2) The update clarifies that management's determination of the taxable status of the entity, including its status as a pass-through entity or tax-exempt not-for-profit entity is a tax position subject to the standards required for accounting for uncertainty in income taxes.

(3) A reported entity must consider the tax positions of all entities within a related group of entities regardless of the tax status of the reporting entity.

This update is effective for financial statements issued for interim and annual periods ending after September 15, 2009 for entities that are currently applying the standards for accounting for uncertainty in income taxes. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards. The amendments in this Update do not affect the effective date guidance for certain nonpublic entities in paragraph 740-10-65-1. Management believes the adoption of ASU 2010-06 will have no immediate impact on the financial position, results of operations, or cash flows.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)
On January 2010, FASB issued Financial Accounting Standards Update 2010-06 *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("Update 2010-06"). Update 2010-06 is intended to improve disclosures originally defined in FASB Statement No. 157, *Fair Value Measurements.* Update 2010-06 requires new discloses summarized as follows:

1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.
2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements.

The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this standard to have a direct quantitative material impact on its financial position or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2010, Selkirk had net capital of $116,596 which is $66,596 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was .62 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2010 were $60,925, $1,440, $652, and $5,006 respectively. The lease for office space, which calls for monthly payments of $5,091, expires March 31, 2012; and will be rented on a month by month basis thereafter, until a new office space agreement is entered into by the Company. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $100, and is in effect until November, 2010. The Company acquired a new postage machine, which calls for quarterly payments of $150 and is in effect until May of 2011. The lease for computer equipment, calls for monthly payments of $314, which is in effect until October, 2012.

Total lease commitments for the subsequent fiscal years ending June 30 are as follows:

2011	$65,911
2012	$49,588
2013	$ 1,256

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2010, Selkirk reimbursed EFGI for contributions totaling $610.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 *Regulated Operations,* the Company has a tax provision for the fiscal year ended June 30, 2010 of $9,686. At June 30, 2010, Selkirk's parent company had filed the calendar year 2009 tax

NOTE 6 - FEDERAL INCOME TAX – (continued)

return. As such, Selkirk has recorded a tax liability to its parent representing its tax provision of $9,686 for the twelve months ending June 30, 2010, which represents its total tax liability.

The current tax provision is based upon statutory rates with modifications to income for deduction limitations as shown below:

	Year ended June 30, 2010
Income before taxes	$ 45,533
Add permanent differences:	
Life insurance premiums	5,134
Meals & entertainment	8,079
Taxable income	58,746
Statutory tax rate	0.34
Tax provision	19,974
Surtax benefit	10,288
Income tax provision	$ 9,686

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 4. During the period ended June 30, 2010, lease payments totaled $1,440.

As of June 30, 2010 the following was owed to Selkirk. Empire Financial Group Incorporated owed Selkirk $2,138; Employee advances owed were $32,480.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2010 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 9 – SUBSEQUENT EVENTS

As of August 11, 2010, management has evaluated events occurring subsequent to the date of the financial statements and there were no subsequent events that are required to be included in the notes to the financial statements.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2004

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2010

NET CAPITAL:		
Total stockholders' equity	$	151,214
Non-allowable receivable		(34,618)
NET CAPITAL AT JUNE 30, 2010	$	116,596
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	72,681
TOTAL AGGREGATE INDEBTEDNESS	$	72,681
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	116,596
Less: minimum net capital required		50,000
Net capital in excess of minimum requirement	$	66,596
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.62

BEHLERMICK PS®
Bank of America Financial Center
601 W Riverside, Suite 430
Spokane, WA 99201
United States of America

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

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is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BehlerMick PS

BehlerMick PS
Spokane, Washington
August 11, 2010

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F: +1 509 838 5114



Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2010

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$72,681
Aggregate indebtedness as computed on page 14	$72,681

NET CAPITAL:

Net capital as reported by registrant	$116,596
Net capital as computed on page 14	$116,596

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2010

BehlerMick PS
601 W. Riverside, Suite 430
Spokane, Washington 99201